EXHIBIT 99.4

VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

GREAT BASIN GOLD LTD.
(the "Company")

The Company reports that the following matters were voted upon by the Shareholders of the Company at the annual and special general meeting of the Company held on June 23, 2008:

1.	The following directors were elected:

Patrick R. Cooke
T. Barry Coughlan
Ferdinand Dippenaar
David M.S. Elliott
H. Wayne Kirk
Sipho A. Nkosi
Walter Segsworth
Ronald W. Thiessen

2.	PricewaterhouseCoopers LLP, Chartered Accountants, was appointed as auditor of the Company.

3.

The annual and special general meeting was adjourned by 21 days to July 14, 2008, at 2:00 p.m. at The Metropolitan Hotel, 645 Howe Street, Vancouver, B.C., to further consider and then vote upon the continuation of the share option plan.